Exhibit 4.22

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Canopy Growth Corporation (“Canopy Growth”)

1 Hershey Drive

Smiths Falls, ON, K7A 0A8

Item 2	Dates of Material Changes

August 14, 2018

Item 3	News Releases

The news release attached hereto as Schedule “A” was disseminated on August 14, 2018 by Canada Newswire.

Item 4	Summary of Material Changes

On August 14, 2018, Canopy Growth entered into a subscription agreement (the “Subscription Agreement”) with CBG Holdings LLC, a Delaware limited liability company (“CBG”) and indirect wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation” and, together with its subsidiaries, the “CBG Group”), pursuant to which CBG agreed to purchase 104,500,000 common shares of Canopy Growth at a price per common share of C$48.60, for an aggregate subscription price of approximately C$5.079 billion (the “Investment”).

Greenstar Canada Investment Limited Partnership, a limited partnership existing under the laws of the Province of British Columbia (“Greenstar”) and indirect wholly-owned subsidiary of Constellation, currently owns 18,876,901 common shares of Canopy Growth, representing an 8.5% interest in Canopy Growth. Greenstar also holds warrants to purchase an additional 18,876,901 common shares, representing 8.5% of the currently issued and outstanding Canopy Growth common shares, of which 50% have vested, with the remaining 50% vesting on February 1, 2019 (the “Greenstar Warrants”).

It is expected that the common shares issuable to CBG pursuant to the Subscription Agreement will result in CBG and Greenstar collectively holding approximately 37.8% of the issued and outstanding common shares of Canopy Growth on a fully diluted basis as of the closing of the Investment (the “Closing Date”), assuming exercise of all Greenstar Warrants and assuming: (A) the exercise of options to purchase 18,824,025 common shares of Canopy Growth and 29,930 restricted stock units; (B) the successful completion of the proposed acquisition of Hiku Brands Company Ltd. by Canopy Growth by statutory plan of arrangement in accordance with the terms and conditions of the arrangement agreement dated July 10, 2018;

and (C) the cash settlement of all issued and outstanding 4.25% convertible senior notes issued by Canopy Growth (together with items A and B, the “Fully Diluted Assumptions”).

In addition, CBG will acquire 139,745,453 common share purchase warrants (the “Warrants”), of which 88,472,861 Warrants (the “Tranche A Warrants”) will have an exercise price of C$50.40 and will be immediately exercisable at any time, and from time to time, for a period of three years following the Closing Date and 51,272,592 of the Warrants (the “Tranche B Warrants”) will have an exercise price based on the five-day volume weighted average trading price of the common shares of Canopy Growth on the Toronto Stock Exchange at the time of exercise and will have a term of three years following the Closing Date. The Tranche B Warrants will become immediately exercisable if and when all of the Tranche A Warrants have been exercised.

It is expected that CBG and Greenstar will have beneficial ownership of common shares of Canopy Growth representing approximately 55% of the issued and outstanding common shares of Canopy Growth (calculated on a fully diluted basis as of the Closing Date and assuming the full exercise of the Greenstar Warrants and the Warrants, the Fully Diluted Assumptions and that no further common shares or securities convertible into common shares in the capital of Canopy Growth are issued between the date of the Subscription Agreement and the Closing Date). (See “Forward-Looking Statements” in the news release attached as Schedule “A”).

Canopy Growth believes that it will benefit from Constellation’s deep understanding of consumer trends and shifting preferences, and proven ability to translate those insights into distinct brand positionings that build strong connections with consumers and foster brand loyalty. Constellation’s disciplined approach and capabilities in areas such as mergers and acquisitions, finance, large-scale production, marketing and sales as a leading Fortune 500 company, combined with Canopy Growth’s entrepreneurial approach and best-in-class knowledge and expertise within the emerging cannabis sector create a powerful combination that will ensure Canopy Growth is set up for sustainable, long-term success as the company and sector evolve. (See “Forward-Looking Statements” in the news release attached as Schedule “A”).

The Subscription Agreement contains customary representations and warranties from both Canopy Growth and CBG and each have agreed to customary covenants, including, among others, covenants on the part of Canopy Growth relating to: (i) the conduct of Canopy Growth’s business during the interim period between the execution of the Subscription Agreement and the completion of the Investment; (ii) Canopy Growth’s obligation to give notice of an amended notice of meeting for its annual general meeting of shareholders, setting the date for such meeting at September 26, 2018, preserving the existing record date and amending the meeting to be a special meeting to consider the Investment and the election of the CBG Nominees (as defined below) to the Canopy Growth Board of Directors (the

“Canopy Board”); and (iii) subject to certain limited and customary exceptions, the recommendation by the Canopy Board that Canopy Growth shareholders approve the Investment and the election of the CBG Nominees to the Canopy Board. Canopy Growth has also agreed: (x) not to solicit any alternative acquisition proposals; (y) subject to certain limited and customary exceptions, not to enter into any discussions with respect to, or enter into any agreement concerning, or provide confidential information in connection with, any alternative acquisition proposal; or (z) subject to certain exceptions, that the Canopy Board will not withdraw, modify or qualify in any manner its recommendation that Canopy Growth shareholders approve the Investment and the election of the CBG Nominees to the Canopy Board.

CBG has agreed that until the earlier of: (i) the termination of the Subscription Agreement; (ii) the Closing Date; and (iii) April 1, 2019, it will not, and will cause its affiliates not to, directly or indirectly, whether individually or by acting jointly or in concert with any other person (including by providing financing or other support or assistance to any other person), without the express written consent of the Canopy Board or except in accordance with the terms of the Subscription Agreement acquire additional securities of Canopy Growth or engage in certain transactions set forth in the Subscription Agreement, including mergers, take-over bids, proxy solicitations, or otherwise attempt to control or to influence the management or Canopy Board.

The closing of the Investment is subject to certain customary closing conditions including the receipt of approval from the Toronto Stock Exchange, approval of the Canopy Growth shareholders, receipt of regulatory approvals pursuant to the Investment Canada Act (Canada) and Competition Act (Canada), if required, and receipt of any required third-party consents.

The Subscription Agreement entitles each of CBG and Canopy Growth to certain customary termination rights, exercisable upon the occurrence of certain events, including: (i) by either CBG or Canopy Growth if the Investment has not been completed by April 1, 2019, or such later date as may be agreed by the parties; (ii) by CBG if the Canopy Board withdraws, qualifies or modifies of its recommendation that Canopy Growth shareholders approve the Investment and election of the CBG Nominees to the Canopy Board or adopts, approves, recommends, endorses or otherwise declares advisable the adoption of any alternative acquisition proposal; or (iii) by Canopy Growth if, prior to obtaining the shareholder approval, the Canopy Board authorizes Canopy Growth to enter into a proposed agreement for a superior alternative acquisition proposal provided that Canopy Growth is then in compliance with its covenant not to solicit alternative acquisition proposals and that, prior to or concurrent with such termination, Canopy Growth pays a termination fee.

The Subscription Agreement provides that Canopy Growth must pay CBG a termination fee of varying amounts if the Subscription Agreement is terminated in certain circumstances. The Subscription Agreement contemplates that Greenstar, CBG and Canopy Growth will enter into an Amended and Restated Investor Rights Agreement (the “A&R IRA”) on the Closing Date, which will amend the Investor Rights Agreement dated November 2, 2017 between Greenstar and Canopy Growth, pursuant to which the Canopy Board will be increased from five directors to seven directors, four of whom will be nominated for election by CBG (the “CBG Nominees”) so long as the CBG Group holds at least the Target Shares (as defined below). In the event that the CBG Group ceases to hold the Target Shares, CBG will be entitled to designate a number of CBG Nominees that represents its proportionate share of the number of directors comprising the Canopy Board (rounded up to the next whole number) based on the CBG Group’s percentage ownership of outstanding Canopy Growth common shares (assuming the exercise or conversion of any convertible securities then owned by the CBG Group). “Target Shares” means that number of common shares in the capital of Canopy Growth that satisfies the following two conditions: (i) 117,208,056 common shares, subject to certain adjustments; and (ii) the number of common shares and warrants that represents 28.2% of the outstanding Canopy Growth common shares, assuming for the purposes of this calculation, the exercise or conversion of all convertible securities owned by the CBG Group, including the Greenstar Warrants and the Warrants.

The A&R IRA will provide that so long as the CBG Group continues to hold at least the Target Shares, the Canopy Board will not: (i) propose or resolve to change the size of the Canopy Board, except where otherwise required by law, or with the consent of CBG; or (ii) present a slate of director nominees to the shareholders of Canopy Growth for election to the Canopy Board that is greater than or fewer than seven directors. The A&R IRA will also provide CBG certain rights subject to certain conditions, including, among others, approval rights for certain transactions, pre-emptive rights, registration rights, and top-up rights. In addition, the A&R IRA will provide that, subject to certain conditions, so long as the CBG Group continues to hold at least the Target Shares, the CBG Group will adhere to certain non-competition restrictions including that: (y) Canopy Growth will be its exclusive strategic vehicle for cannabis products of any kind anywhere in the world; and (z) Canopy Growth will be presented exclusively all cannabis opportunities of the type more particularly described in the A&R IRA (the “Cannabis Opportunities”). Further, the CBG Group will agree, for a limited period of time, to certain post-termination, non-competition restrictions, which include not pursuing any other Cannabis Opportunities and not directly or indirectly participating in a competing business of Canopy Growth anywhere in the world.

The A&R IRA will terminate if the CBG Group ceases to own at least 33,000,000 common shares of Canopy Growth (or earlier upon the occurrence of certain other events more particularly described in the A&R IRA).

The above descriptions of the Subscription Agreement and the agreements attached thereto as exhibits, including the forms of the Warrants and the form of the A&R

IRA, are qualified in their entirety by the terms of the Subscription Agreement which will be filed by Canopy Growth on www.SEDAR.com.

The Investment constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”) because Constellation, on a consolidated basis, owns more than 10% of the outstanding common shares of Canopy Growth and, as a result, CBG is a “related party” of Canopy Growth under MI 61-101. The Investment is exempt from the formal valuation requirement under MI 61-101 on the basis that the Investment is a distribution of securities for cash and neither Canopy Growth nor, to the knowledge of Canopy Growth after reasonable inquiry, CBG, has knowledge of any material information concerning Canopy Growth or its securities that has not been generally disclosed. The Investment is subject to the minority shareholder approval requirement of MI 61-101 and as a result, Canopy Growth will seek approval of the Investment by a majority of the votes cast by the holders of common shares of Canopy Growth, other than Greenstar and any other shareholder required to be excluded under MI 61-101.

Item 5	Full Description of Material Changes

See the news releases attached as Schedule “A”.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Bruce Linton, Chief Executive Officer of Canopy Growth is knowledgeable about the material change described above. His business telephone number is 1-855-558-9333.

Item 9	Date of Report

August 20, 2018

SCHEDULE “A”

Please see attached.

Constellation Brands to Invest $5 Billion CAD ($4 Billion USD) in

Canopy Growth to Establish Transformative Global Position and Alignment

Expands Strategic Partnership to Accelerate Canopy Growth’s Global Expansion Plans

in Rapidly-Growing Medical and Recreational Cannabis Markets

Victor, NY and Smiths Falls, ON, Aug., 15, 2018 – Constellation Brands (NYSE: STZ and STZ.B), a leading beverage alcohol company, and Canopy Growth Corporation (Canopy Growth) (TSX: WEED, NYSE: CGC), a leading diversified cannabis company (together, the “Companies”), today announced a significant expansion of their strategic partnership to position Canopy Growth as the global leader in cannabis production, branding, intellectual property and retailing.

Constellation Brands will increase its ownership interest in Canopy Growth by acquiring 104.5 million shares directly from Canopy Growth, thereby achieving approximately 38 percent ownership when assuming exercise of the existing Constellation warrants. Constellation Brands is acquiring the new shares at a price of C$48.60 per share, which is a 37.9 percent premium to Canopy’s 5-day volume weighted average price of the common shares on the Toronto Stock Exchange (“VWAP”), and a 51.2 percent premium to the closing price on August 14, 2018. Constellation will also receive additional warrants of Canopy that, if exercised, would provide for at least an additional $4.5 billion CAD to Canopy Growth.

As a result of the new shares Constellation is acquiring, Canopy Growth will immediately upon closing have proceeds of approximately $5 billion CAD ($4 billion USD) to bolster its leadership position in the global cannabis industry. This investment, the largest to date in the cannabis space, will provide funds which Canopy Growth will deploy to strategically build and/or acquire key assets needed to establish global scale in the nearly 30 countries pursuing a federally permissible medical cannabis program, while also rapidly laying the global foundation needed for new recreational cannabis markets. Canopy Growth’s Canadian platform does not require additional cannabis cultivation assets, and management views other jurisdictions, including the United States, as strategic priorities requiring significant capital.

“Through this investment, we are selecting Canopy Growth as our exclusive global cannabis partner,” said Rob Sands, Chief Executive Officer, Constellation Brands. “Over the past year, we’ve come to better understand the cannabis market, the tremendous growth opportunity it presents, and Canopy’s market-

leading capabilities in this space. We look forward to supporting Canopy as they extend their recognized global leadership position in the medical and recreational cannabis space.”

Canopy Growth will benefit from Constellation’s deep understanding of consumer trends and shifting preferences, and proven ability to translate those insights into distinct brand positionings that build strong connections with consumers and foster brand loyalty. Constellation’s disciplined approach and capabilities in areas such as mergers and acquisitions, finance, large-scale production, marketing and sales as a leading Fortune 500 company, combined with Canopy’s entrepreneurial approach and best-in-class knowledge and expertise within the emerging cannabis sector create a powerful combination that will ensure Canopy Growth is set up for sustainable, long-term success as the company and sector evolve.

Founded in 2013, Canopy Growth has cemented itself as the industry leader in Canada’s legal cannabis market. Through its subsidiaries Tweed and Spectrum Cannabis, Canopy Growth has established a global presence in 11 countries which is driven by product innovation, a robust intellectual property portfolio, and clinical research programs targeting both human and animal health. In Canada, Canopy Growth has established sophisticated operations to support recreational sales by raising capital and making the strategic investments required to maintain and accelerate its market leadership position at a critical time in the company’s evolution. Substantial capital is required to fully capitalize on Canopy Growth’s market- leading position in Canada and establish similar leading positions in markets around the globe.

“Our business can now make the strategic investments required to accelerate our market position globally,” said Bruce Linton, Chairman and Co-CEO, Canopy Growth. “Constellation’s concentration of global cannabis activities exclusively through Canopy, coupled with the investment and its expert capabilities in brand-building, marketing, consumer insights and M&A will be a huge benefit as we look to expand our portfolio in Canada, the United States and emerging cannabis markets around the globe. We view this investment in our business as an endorsement of our execution since forming our initial strategic relationship in October 2017.”

As part of the proposed transaction, Constellation will nominate four directors to Canopy Growth’s seven-member Board of Directors, Chaired by Founder Bruce Linton. Canopy Growth will remain a proudly Canadian publicly-traded company headquartered in Smiths Falls, Ontario, Canada and will continue to be led by its existing management team, who will continue to manage all international cannabis operations.

As part of its investment, Constellation is receiving 139.7 million new warrants which are exercisable over the next 3 years. Of those, 88.5 million are exercisable at a price per share of C$50.40, a 43.0 percent premium to Canopy’s VWAP, and 51.3 million are exercisable at the VWAP at the time of exercise. If Constellation were to exercise all existing and new warrants, its ownership would exceed 50 percent.

Canopy Growth’s future plans include pursuing various product formats in all cannabis channels. Both companies have no plans to sell cannabis products in any market unless it is permissible to do so at all applicable government levels. Canopy Growth remains committed to not entering the U.S. market in any manner that would contravene U.S. federal laws.

Constellation expects to account for its investment under the equity accounting method. As such, the transaction is expected to be accretive to the company’s full year diluted earnings per share in fiscal 2021. In addition, Constellation Brands remains committed to its investment grade rating and therefore, has no plans to engage in mergers, acquisitions or share repurchase activity until the company returns to its 3.5x leverage target, which is expected to occur within 18-24 months of deal closing.

The transaction is subject to customary closing conditions, including Canopy shareholder approval and applicable Canadian government and regulatory approvals, and is expected to close by the end of October 2018. Goldman Sachs advised Constellation Brands and Bank of America Merrill Lynch is providing committed financing for this transaction. Greenhill & Co. Canada Ltd. acted as exclusive financial advisor to Canopy Growth. Kingsdale Advisors is acting as strategic shareholder communications advisor and proxy solicitation agent to Canopy Growth.

Canopy Growth shareholders should contact Kingsdale Advisors at 1-877-657-5857. Or collect outside North America at 1-416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Canopy Growth Chairman and Co-CEO Bruce Linton and Constellation Brands CEO Rob Sands will provide further commentary on this expanded partnership at the beginning of Canopy Growth’s earnings call to be held today at 8am Eastern Time.

Webcast Information:

A live audio webcast will be available at: https://event.on24.com/wcc/r/1800764/F7B6A3CFF26AED5C28B5 55A6 58CF1105

Calling Information:

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number: (647) 427-7450

Conference ID: 4984819

Replay Information:

A replay of the call will be accessible by telephone until 11:59 PM ET on November 13, 2018.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 4984819

About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company’s beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S., and Funky Buddha Brewery. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Black Box, Ruffino and The Prisoner. The company’s premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: to elevate life with every glass raised. To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

About Canopy Growth Corporation

Canopy Growth (TSX: WEED) is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Forward-Looking Statements

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “expect,” “intend” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to business strategy, future operations, prospe cts, plans and objectives of management, as well as information concerning expected actions of third parties. All forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. The forward-looking statements are based on management’s current expectations and should not be construed in any manner as a guarantee that such results will in fact occur or will occur on the timetable contemplated hereby. Examples of such statements include but are not limited to the timing and completion of the proposed transaction, shareholder approval, and applicable government and regulatory approvals of the proposed transaction, anticipated use of proceeds, exercise by Constellation Brands of any warrants, expected accounting method, future expansion efforts, the leadership of Canopy Growth in the cannabis industry, the impact of the transaction on Canopy Growth’s market position, the composition of Canopy Growth’s management team, the location of Canopy Growth’s headquarters, future operational and production capacity and requirements, the impact of any enhanced infrastructure and production capabilities, future success and anticipated available product selection. All forward-looking statements speak only as of the date of this news release and neither Constellation Brands nor Canopy Growth undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including completion of the announced transaction; the accuracy of all projections; the exact elements of Constellation Brands’ permanent financing will depend upon market conditions; Constellation’s ability to achieve expected and target debt leverage ratios and the timeframe in which the debt leverage ratio will be achieved will depend upon actual financial performance; circumstances may warrant that Canopy Growth use the proceeds from the transaction for different purposes than stated above; the expected benefits of the transaction may not materialize in the manner or timeframe expected, or at all; and other factors and uncertainties disclosed from time-to-time in Constellation Brands, Inc.’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10 -K for the fiscal year ended February 28, 2018 or in Canopy Growth’s filings with the Canadian Securities Administration or with the United States Securities Exchange Commission, including its annual information form dated June 28, 2018, which could cause actual future performance to differ from current expectations.

CONTACTS:

Michael McGrew, Constellation Brands, Media (773) 251-4934

Patty Yahn-Urlaub, Constellation Brands, Investor Relations (585) 678-7483

Jordan Sinclair, Canopy Growth, Media (613) 769-4196

Tyler Burns, Canopy Growth, Investor Relations (855) 558-9333 ext. 122